Exhibit 99.1

MHG: 2014 Annual Report/20F

Attached please find Marine Harvest's 2014 annual report.

Marine Harvest's 20F will also be filed with the US Securities and Exchange Comission (SEC) and will be available on www.marineharvest.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG 2014 Annual Report: http://hugin.info/209/R/1915630/684760.pdf